

October 22, 2013

Via E-mail
Christopher Jones
Chief Executive Officer
Uranium Resources, Inc.
405 State Highway Bypass 121
Building A, Suite 110
Lewisville, TX  75067

> **Re:    Uranium Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **Response dated September 27, 2013**
> **File No. 001-33404**

Dear Mr. Jones:

    We have reviewed your response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business page 1

1.  We note your response to comment 1 from our letter dated August 29, 2013.  We have considered the information that you have provided however, under Industry Guide 7, only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission.  We re-issue the previous comment.

2.  We note your response to comment 2 from our letter dated August 29, 2013.  Please provide us with a recent cash flow analysis using the three-year average commodity price and a summary of the permits with respect to the materials designated as mineral reserves. Additionally, please tell us the operating cost and commodity price used to determine your economic cut-off of 0.25 GT.

3.  We note your response to comment 3 from our letter dated August 29, 2013.  Please confirm that you will include similar tables and a description of the work completed for each property in your disclosure.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-9

2.  Summary of Significant Accounting Policies

Uranium Properties, page F-10

4.  We read your response to our prior comment 5.  While your enterprise would be considered in the production stage, it appears to us that that your Churchrock property is in the exploration stage.  You have not declared reserves at this property, thus exploration expenses should be expensed as incurred.  Please address the following:
    *   With regard to the $1.1 million in expenses that relate to investigating and assessing access rights, but not consideration paid for such rights, tell us why you believe such amounts should be capitalized on the Churchrock exploration stage property.
    *   With regard to the $1.4 million of capitalized Churchrock plant costs, tell us why you believe it is appropriate to capitalize these amounts in the absence of proven and probable reserves.  If you have considered an alternative use of such plant in your determination, please provide us of a detailed discussion of your plans.

5.  Property, Plant and Equipment

5.  We read your response to our prior comment 6, and we note that you exclude certain assets in determining your impairment provisions because they are not permanently linked to their current locations.  Please clarify for us what you consider an asset group for impairment purposes and the basis under GAAP for such determination.

    You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Contact John Coleman with any engineering questions at (202) 551-3610.

                                                Sincerely,

                                                /s/ Rufus Decker for

                                                Tia Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel and
                                                Mining